

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2020

Klaus Paulini, PhD
President and Chief Executive Officer
Aeterna Zentaris Inc.
315 Sigma Drive
Summerville, South Carolina 29486

> **Re: Aeterna Zentaris Inc.**
> **Registration Statement on Form F-1**
> **Filed June 18, 2020**
> **File No. 333-239264**

Dear Dr. Paulini:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1. We note your disclosure that the offering may be closed without further notice to investors. Please disclose the date the offering will end and describe any arrangements to place the proceeds in an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Klaus Paulini, PhD
Aeterna Zentaris Inc.
June 26, 2020
Page 2

  Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  Please contact Chris Edwards at (202) 551-6761 or Celeste Murphy at (202) 551-3257 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Steven M. Skolnick